Exhibit 99.1

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND TRADE ON THE OVER-THE-COUNTER MARKET AND INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT UPON SATISFYING RELEVANT CRITERIA

Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”; NYSE: GSH; SEHK: 00525; SSE: 601333) today announced that the Company has notified the New York Stock Exchange (“NYSE”) on November 5, 2020 (Eastern Time in the U.S.) that the Company will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE and subsequent trading on the over-the-counter market and intends to deregister such ADSs and underlying ordinary shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon satisfying relevant criteria.

The Board of Directors of Guangshen Railway approved the delisting of its ADSs from NYSE primarily due to a number of considerations, including the significant administrative burden and costs of maintaining the listing of the ADSs on the NYSE and the registration of the ADSs with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and other related obligations of the Exchange Act.

After delisting its ADSs from the NYSE, Guangshen Railway intends to maintain its ADS program as a sponsored level I ADS program, which will enable American investors and current holders of Guangshen Railway ADSs to continue to hold and trade Guangshen Railway ADSs in the U.S. over-the-counter market.

Once Guangshen Railway has met the criteria for deregistration, Guangshen Railway intends to file a Form 15F with the SEC to deregister its ADSs and the underlying ordinary shares under the Exchange Act. Thereafter, all of Guangshen Railway’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration of ADSs and termination of Guangshen Railway’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC.

Once the Form 15F is filed, Guangshen Railway will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, www.gsrc.com. Guangshen Railway will also continue to comply with its financial reporting and other obligations as a listed-issuer on The Stock Exchange of Hong Kong Limited.

As such, Guangshen Railway intends to file a Form 25 with the SEC on or about November 16, 2020 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. From and after that, Guangshen Railway will no longer list its ADSs on the NYSE.

Guangshen Railway reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under applicable laws.